UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá D.C., May 24, 2019

MATERIAL INFORMATION

Avianca Holdings S.A. (the “Company”) reports that it was informed today by BRW Aviation LLC (“BRW”, part of the Synergy Group), owner of 78.1% of the Company’s common stock, Kingsland Holdings Limited (“Kingsland” ), owner of 21.9% of the Company’s common stock and United Airlines, Inc., owner of one (1) share of the Company, of the following decisions:

Faced with the breach of the guaranteed loan between BRW and United, United took remedial measures. These measures essentially consist in appointing an independent third party to exercise the voting rights of the shares in BRW and consequently in its subsidiary Avianca Holdings. The independent third party is Kingsland, the largest minority shareholder of the Company, which with a trajectory of 40 years in aviation.

United has clarified that the property owned by BRW (controlled by Synergy) in Avianca Holdings has not been transferred nor, indirectly, in its subsidiary Aerovías del Continente Americano S.A. (Avianca Colombia).

As the Company has been informed, Kingsland’s task will be to continue working to achieve good and transparent corporate governance at Avianca Holdings that ensures the stability and financial sustainability of the company in the long term. The measures related to BRW that are announced today do not change the course of the existing alliance between United Airlines and Avianca Holdings. United’s agreement with BRW is totally independent from the commercial joint venture with Avianca and Copa and does not affect it.

Likewise and as the Company has been informed, with the measure that United announces today, United Airlines has not taken control of Avianca Holdings, its operation, its service, or business decisions. The contractual rights exercised by United to date consist of appointing an independent third party (Kingsland), to exercise the right to vote in BRW and its subsidiaries Avianca Holdings and Avianca Colombia.

This means that Germán and José Efromovich still have the indirect ownership of BRW and its subsidiaries, but not the right to vote.

Kingsland has stated that it supports Avianca in the implementation of its transformation plan under principles of good corporate governance that brings success to Avianca.

Likewise, United and Kingsland have indicated that they would be willing to offer new financing to Avianca, if required and requested, of up to $250 million, provided that certain commitments are assumed by other interested parties.

In addition to the effects mentioned in this communication and the changes of the Board of Directors and the amendment to the Bylaws that have already been reported to the market, the Company does not foresee other legal, financial or administrative effects derived from these decisions.

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

+571 587 77 00 – 2474, 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name: Richard Galindo
Title: Vice President Senior General Counsel